T 301 770 3099	Nabi Biopharmaceuticals
F 301 770 3097	12276 Wilkins Avenue
www.nabi.com	Rockville, MD 20852

January 6, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Jeffrey Riedler, Assistant Director Mail Stop 4720

Re:	Nabi Biopharmaceuticals

Preliminary Proxy Statement on Schedule 14A

Filed December 7, 2009

File No. 000-04829

Dear Mr. Riedler:

We are in receipt of the Staff’s comment letter, dated December 16, 2009, pursuant to which the Staff commented on the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by Nabi Biopharmaceuticals (the “Company” or “Nabi”). Our responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the comment letter.

Pending Confidential Treatment Application

1.	It appears that the Company has a pending request for confidential treatment in connection with the NicVAX Agreement. We are currently processing this request and will issue comments, if any, to you in a separate letter that will be forthcoming. Please be advised that we will not be in a position to clear your preliminary proxy filing until we resolve all issues concerning the confidential treatment request.

Response:

The Company acknowledges the Staff’s comment and understands that the Staff will not be in a position to clear the Preliminary Proxy Statement until all issues (if any) related to the confidential treatment request are resolved.

Mr. Jeffrey Riedler Assistant Director Securities and Exchange Commission	January 6, 2010 Page 2 of 5

Proposal One—The NicVAX Agreement and the Transactions Contemplated Thereby

2.	We note that your proxy statement does not include financial statements. As the option that GlaxoSmithKline Biologicals S.A. may exercise pursuant to the NicVAX agreement for which you are seeking shareholder approval may constitute the sale, lease or exchange of substantially all of Nabi’s assets, your proposal appears to be covered by Item 14(a)(4) of Schedule 14A. Accordingly, please revise your proxy statement to include the financial and pro forma financial information required by Items 14(b)(8) through 14(b)(10).

Response:

The Company notes that the Staff’s comment above refers to the inclusion of “financial and pro forma financial information required by Items 14(b)(8) through 14(b)(10).” The Company believes that the selected financial data required by Item 14(a)(8), the pro forma selected financial data described in Item 14(b)(9) and the pro forma information required by Item 14(b)(10) is not material and is not meaningful for Nabi investors to “exercise prudent judgment in regard to the matter to be acted upon.” The Company discusses below its rationale and basis for these conclusions.

Pro forma financial information. As discussed in telephone conversations with the Staff on December 22nd , the Company believes that the inclusion of pro forma financial information would not be material to an investor’s understanding of the transaction. Moreover, the Company believes that a pro forma financial presentation may create confusion or misunderstanding with respect to the nature and financial terms of the transaction (which is a license agreement rather than a conventional sale of assets) and the conditional and uncertain nature of any future payments that Nabi may (or may not) receive.

As set forth in greater detail in the Preliminary Proxy Statement, the Exclusive Option and License Agreement (the “NicVAX Agreement”) entered into between Nabi and GlaxoSmithKline Biologicals, S.A. (“GSK”) grants GSK (1) an option to obtain an exclusive worldwide license to develop, commercialize and manufacture Nabi’s NicVAX smoking cessation vaccine candidate as it currently exists and certain improved forms of the existing vaccine (“NicVAX”) and (2) an exclusive worldwide license to develop, commercialize and manufacture future generation smoking cessation vaccine candidates based on Nabi’s NicVAX intellectual property (“Future Candidates”). Under Delaware law an exclusive license may be viewed as a sale of assets under certain circumstances and because GSK may obtain an exclusive license to NicVAX under the NicVAX Agreement, the exercise by GSK of its NicVAX option may constitute the sale of substantially all of Nabi’s assets under Delaware law which would require shareholder approval. In lieu of obtaining Nabi shareholder approval upon exercise of the NicVAX option, Nabi and GSK agreed that Nabi shareholder approval would be a condition to closing the NicVAX Agreement. Even though the

Mr. Jeffrey Riedler Assistant Director Securities and Exchange Commission	January 6, 2010 Page 3 of 5

NicVAX transactions may be viewed as an asset sale for Delaware law purposes, GSK has no obligation to exercise the NicVAX option and even if the NicVAX option is exercised, the transaction will remain structured as a license granted by Nabi to GSK, with Nabi retaining ownership of the NicVAX intellectual property assets. As a result, this transaction would not be reflected as a sale or disposal of assets for accounting purposes, as Nabi maintains ownership of the intellectual property rights. These “assets” are not included in the Company’s balance sheet as they were the result of internal research and development; accordingly, the costs were expensed as incurred in accordance with U.S. Generally Accepted Accounting Principles.

The consideration payable to Nabi by GSK under the NicVAX Agreement consists of (1) an up-front payment of $40 million at the closing of the NicVAX Agreement, (2) milestone and option payments that are payable if and when certain future events occur, such as GSK’s exercise of the NicVAX option and the attainment of specified clinical, regulatory, and sales milestones, and (3) royalty payments on future sales of NicVAX and Future Candidates. With respect to the consideration payable upon the closing of the NicVAX Agreement, while the Company has not finalized its accounting position for this agreement, Nabi expects that it will record GSK’s up-front payment ($40 million) as deferred revenue pursuant to the applicable accounting literature as the Company has specific performance obligations under the NicVAX Agreement which include among other things participation on a joint steering committee. Accordingly, to reflect the up-front payment as a pro forma adjustment as of December 30, 2007 (the first day of its 2008 fiscal year) and as of December 28, 2008 (the first day of its 2009 fiscal year) (the required pro forma periods) would result solely in an increase in cash and a corresponding increase in deferred revenue as if that payment had been received as of the beginning of each pro forma period. The up-front payment would be recognized ratably as revenue in the 2008 and 2009 pro forma periods as the Company fulfills its specific performance obligations. Additionally, none of the other potential consideration (option payment, milestone payments, and royalties) would be reflected in the pro forma results for the required pro forma periods because none of the events that may trigger such conditional payments would have been met during those periods. Accordingly, the Company believes that the pro forma adjustment—a debit to cash and a credit to deferred revenue for $40 million and the related ratable recognition of a portion of the up-front payment as revenue—are not material and are not meaningful for Nabi investors to “exercise prudent judgment in regard to the matter to be acted upon” and potentially are confusing to Nabi investors as the accounting for the up-front payment under U.S. Generally Accepted Accounting Principles does not permit (in this situation) the recognition of a gain or loss as if it was a sale or disposal of an asset.

Mr. Jeffrey Riedler Assistant Director Securities and Exchange Commission	January 6, 2010 Page 4 of 5

Further, Nabi can provide no assurance that any of the option, milestone or royalty payments will be made once the NicVAX Agreement has been approved and closed. These payments are contingent upon the occurrence of events, such as the outcome of clinical trials, regulatory approvals in the United States and elsewhere, and the option exercise itself, which is solely in the control of GSK. Because Nabi has little or no control over these events, any prediction of such events would be speculative and potentially misleading to Nabi’s shareholders and therefore would not be included as pro forma adjustments.

Finally, even though under Delaware corporate law it may be construed that the NicVAX license option is a sale of substantially all of the Company’s assets, Nabi will retain ownership of the NicVAX-related intellectual property (subject to the NicVAX and Future Candidate licenses). As a result, these assets, and all other related assets and liabilities, will remain on Nabi’s balance sheet unlike a typical asset sale when title to assets transfers to the buyer. Because (i) the Company’s operations to date with respect to NicVAX consist solely of research and development as part of its overall vaccine development (its only business segment) and are not clearly distinguishable from its other vaccine development operations and (ii) Nabi will have significant continuing involvement in NicVAX operations after the closing of the NicVAX Agreement, there is no discontinued business activity to present in pro forma financial statements. Accordingly, the Company believes a pro forma financial presentation is not meaningful to Nabi’s shareholders as they consider the proposals in the Preliminary Proxy Statement.

As a result of the above analysis, Nabi believes that the narrative textual summary of the NicVAX Agreement financial terms contained in the Preliminary Proxy Statement is clearer and more effective disclosure to shareholders than would be in financial data. In particular, Nabi believes that the detailed disclosure under “Summary of the NicVAX Agreement” on pages 27-36 of the Preliminary Proxy Statement provides shareholders with the range of terms and conditions necessary to understand the possible effects of the transaction on the Company’s financial position.

Historical financial statements. In the event that the Staff does not object to the Company’s determination that pro forma financial information is not material to an investor’s understanding of the transaction and therefore is not required to be included in the proxy statement, the Company believes that the inclusion of its historical financial statements and selected financial data is not material and is not meaningful for Nabi investors to “exercise prudent judgment in regard to the matter to be acted upon.” The Company notes that the Financial Reporting Manual of the SEC’s Division of Corporation Finance states in Section 1140 that, in a proxy statement in which the only solicited shareholders are from the target and in which the only consideration is cash, the “financial statements of the target are not required in the proxy statement since security holders are presumed to have access to information about their company…” As a result, to the extent that pro forma financial information is not included in the proxy statement, the Company would propose not to include the corresponding historical financial information.

*   *   *   *   *

Mr. Jeffrey Riedler Assistant Director Securities and Exchange Commission	January 6, 2010 Page 5 of 5

In connection with the Staff’s comments, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call upon the undersigned at (301) 255-6830 if we can be of further assistance. We thank you in advance for your customary courtesy.

Very truly yours,
NABI BIOPHARMACEUTICALS

By:	/s/ Raafat E. F. Fahim
Raafat E. F. Fahim, Ph.D. President and Chief Executive Officer